SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 7

American Financial Group, Inc.
 (Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
 (CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

June 7, 2017
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

CUSIP No. 025932 10 4
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carl H. Lindner III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,844,335
8	SHARED VOTING POWER 2,502,369
9	SOLE DISPOSITIVE POWER 5,092,835
10	SHARED DISPOSITIVE POWER 2,502,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,595,204 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed on May 11, 2004, as amended by Amendment No. 1 filed on September 18, 2006, Amendment No. 2 filed on August 4, 2008, Amendment No. 3 filed on August 7, 2009, Amendment No. 4 filed on April 13, 2010, Amendment No. 5 filed on October 27, 2011 and Amendment No. 6 filed on April 16, 2014 (as so amended, the "Original Schedule 13D"), relating to the Common Stock, no par value per share ("Common Stock") issued by American Financial Group, Inc. ("AFG" or the "Company").  Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D.
Item 4.     Purpose of Transaction.
Item 4 of the Original 13D is amended and restated as follows:
The Reporting Person is the Co-Chief Executive Officer and Co-President of AFG and also serves on the Board of Directors.  In these capacities, Mr. Lindner has responsibility for AFG's management and strategic direction.  Additionally, in his capacity as a shareholder of the Company, Mr. Lindner reviews his investment in the Company on a continuous basis. Mr. Lindner may from time to time acquire additional shares of Common Stock of the Company or dispose of a portion of the shares of Common Stock that he beneficially owns.  Any transactions that Mr. Lindner may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, other investment and business opportunities available to Mr. Lindner, tax and estate planning considerations and other factors.
Other than as described above in this Item 4, Mr. Lindner has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.
Item 5.     Interest in Securities of the Issuer.
Items 5(a) and 5(b) of the Original 13D are amended and restated as follows:
As of June 7, 2017, the Reporting Person beneficially owned  7,595,204  shares (or approximately 8.63% of the outstanding shares) of Common Stock, which amount includes 3,654,335  shares held in a trust for which he holds voting and dispositive power; 37,835 shares held by a trust over which his spouse has voting and dispositive power; 1,248,500 shares held in a limited liability company over which shares he holds dispositive power; 2,324,600 shares owned by a limited liability company and 10,032 shares held in a trust over which he shares voting and dispositive power with S. Craig Lindner; 129,902 shares held in a charitable foundation over which he shares voting and dispositive power with his spouse; and 190,000 shares issuable upon exercise of options within 60 days of June 7, 2017.
Item 5(c) of the Original 13D is amended by adding the following:
    Within the 60-day period preceding the date of filing of this Amendment, the Reporting Person had engaged in the following transactions.

Date	Transaction	Number of Shares Acquired/(Disposed)	Price
6/05/2017	Stock Option Exercise	42,646	$24.83
6/05/2017	Open Market Sale	(42,646)	$99.39
6/06/2017	Stock option exercise	7,354	$24.83
6/06/2017	Open Market Sale	(7,354)	$98.61
6/06/2017	Open Market Sale	(909)	$98.53
6/07/2017	Open Market Sale	(44,496)	$98.02

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2017	/s/ Karl J. Grafe Karl J. Grafe, as Attorney-in-Fact for Carl H. Lindner III